UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ/ME 02.558.157/0001-62 - NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”), in the form and for the purpose of CVM Resolution No. 44/2021 (“CVM Resolution”), hereby informs its shareholders and the market in general that it has signed on this date, a set of contracts for the reciprocal sharing of telecommunications infrastructure elements with Winity II Telecom Ltda. and Winity S.A. (“Winity”). Through the referred instruments, as the case may be, (i) the Company rented from Winity, an independent operator of mobile network infrastructure acting in the wholesale market, the use of passive infrastructure to expand the coverage of mobile telephony services, that may reach 3,500 sites by the end of 2030; (ii) Winity leased to the Company a block of 5MHz + 5MHz of its 700MHz national radio frequency spectrum, to be used in approximately 1,100 Brazilian municipalities for up to 20 years; and (iii) Winity signed a roaming agreement with the Company, that may evolve to RAN Sharing depending on the traffic processed.

The conclusion of the transaction is subject to certain suspensive conditions usually applicable to this type of operation and provided for in the contracts, among which the prior consent of ANATEL and approval by CADE, as applicable.

Upon completion, this transaction will bring benefits to the Brazilian telecommunications market as a whole, due to the potential for enabling an innovative business model in the wholesale market, which will contribute to expand the quality and accessibility of the mobile service in the country.

The Company will maintain its shareholders and the market in general duly informed on the evolution of the transaction, in compliance with CVM Resolution and applicable legislation.

São Paulo, August 8, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 8, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director